Securities Act File No. 333-160355

Investment Company Act File No. 811-10481

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________________

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     /X/

PRE-EFFECTIVE AMENDMENT NO.     /_/

POST-EFFECTIVE AMENDMENT NO. 2     /X/

__________________________________________________________________

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

(Exact Name of Registrant as Specified in its Charter)

280 Park Avenue

New York, New York 10017

(Address of Principal Executive Offices)

212-832-3232

(Registrant’s Telephone Number, including Area Code)

Tina M. Payne, Esq.

Cohen & Steers, Inc.

280 Park Avenue

New York, New York 10017

(Name and Address of Agent for Service)

WITH COPIES TO:

Janna Manes, Esq.

Stroock & Stroock & Lavan LLP

180 Maiden Lane

New York, New York 10038

__________________________________________________________________

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement.
2.	Part C to the Registration Statement (including signature page).
3.	Exhibit (12)(a) to Item 16 to the Registration Statement.
4.	Exhibit (12)(b) to Item 16 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file opinions and consents of counsel as to tax matters in connection with the mergers of Cohen & Steers Advantage Income Realty Fund, Inc. and Cohen & Steers Premium Income Realty Fund, Inc. with and into the Registrant as Exhibits (12)(a) and (12)(b), respectively, to Item 16 to this Registration Statement on Form N-14 (the “Registration Statement”).

Parts A and B of Pre-Effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2009 and the definitive versions thereof filed with the SEC on August 21, 2009 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated by reference herein.

__________________________________________________________________

PART C. OTHER INFORMATION

Item 15.	Indemnification.

It is the Registrant’s policy to indemnify its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland as set forth in Article NINTH of Registrant’s Articles of Incorporation, and Article VIII, Section 1, of the Registrant’s By-Laws. The liability of the Registrant’s directors and officers is dealt with in Article NINTH of Registrant’s Articles of Incorporation and Article VIII, Section 1 through Section 6, of the Registrant’s By-Laws. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment manager (the “Investment Manager”), for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Management Agreement. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s administrator, for any loss suffered by the Registrant or its shareholders is set forth in Section 6 of the Administration Agreement.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 16.	Exhibits.

(1)(a)	Registrant’s Articles of Incorporation are incorporated by reference to Exhibit (1)(a) to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.

(1)(b)(i)

Form of Articles Amendment are incorporated by reference to Exhibit 2(a)(ii) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (the “Registration Statement”), filed January 23, 2002.

(1)(b)(ii)

Form of Articles Supplementary are incorporated by reference to Exhibit 2(d)(i) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-82436), filed March 29, 2002.

(1)(b)(iii)

Form of Articles Supplementary are incorporated by reference to Exhibit 2(d)(i) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-107120), filed September 9, 2003.

(1)(b)(iv)

Form of Articles Supplementary are incorporated by reference to Exhibit 2(d)(i) of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-119361), filed November 12, 2004.

(1)(b)(v)	Articles Supplementary are incorporated by reference to Exhibit (1)(b)(v) to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.

(2)	Registrant’s By-Laws are incorporated by reference to Exhibit (2) to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.

(3)	Not Applicable.

(4)

Form of Agreement and Plan of Merger is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on August 18, 2009.

(5)(a)	Reference is made to Exhibits (1) and (2) hereof.

(5)(b)	Specimen Stock Certificate is incorporated by reference to Exhibit 2(d)(i) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(6)	Form of Investment Management Agreement is incorporated by reference to Exhibit 2(g)(i) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(7)	Not Applicable.

(8)	Not Applicable.

(9)	Form of Custodian Agreement is incorporated by reference to Exhibit 2(j) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(10)	Not Applicable.

(11)(a)

Opinion and Consent of Stroock & Stroock & Lavan LLP is incorporated by reference to Exhibit (11)(a) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on August 18, 2009.

(11)(b)

Opinion and Consent of Venable LLP is incorporated by reference to Exhibit (11)(b) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on August 18, 2009.

(12)(a)	Opinion and Consent of Stroock & Stroock & Lavan LLP regarding tax matters—Merger with Cohen & Steers Advantage Income Realty Fund, Inc.*

(12)(b)	Opinion and Consent of Stroock & Stroock & Lavan LLP regarding tax matters—Merger with Cohen & Steers Premium Income Realty Fund, Inc.*

(12)(c)	Opinion and Consent of Stroock & Stroock & Lavan LLP regarding tax matters—Merger with Cohen & Steers Worldwide Realty Income Fund, Inc.**

(13)(a)

Form of Transfer Agency, Registrar and Dividend Disbursing Agency Agreement is incorporated by reference to Exhibit 2(k)(i) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(13)(b)(i)

Form of Administration Agreement between the Fund and the Investment Manager is incorporated by reference to Exhibit 2(k)(ii) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(13)(b)(ii)

Form of Administration Agreement between the Fund and State Street Bank and Trust Company is incorporated by reference to Exhibit 2(k)(iii) of Pre-Effective Amendment No. 1 to the Registration Statement, filed January 23, 2002.

(14)

Consent of Independent Registered Public Accounting Firm is incorporated by reference to Exhibit (14) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on August 18, 2009.

(15)	Not Applicable.

(16)	Power of Attorney is incorporated by reference to Exhibit (16) to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.

(17)(a)	Proxy Cards are incorporated by reference to Exhibit (17)(a) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on August 18, 2009.

(17)(b)	Dividend Reinvestment Plan is incorporated by reference to Exhibit (17)(b) to Registrant’s Registration Statement on Form N-14 (File No. 333-160355) filed on June 30, 2009.

______________________________
*	Filed herewith.
**	To be filed by Post-Effective Amendment.

Item 17.	Undertakings.

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933 each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file by post-effective amendment the final opinions of counsel regarding tax matters within a reasonable period of time after receiving such opinion.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of December, 2009.

COHEN & STEERS QUALITY INCOME REALTY FUND, INC.

By: /s/ Adam M. Derechin
Adam M. Derechin
President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

/s/ Adam M. Derechin (Adam M. Derechin)	President and Chief Executive Officer (Principal Executive Officer)	December 22, 2009

/s/ James Giallanza (James Giallanza)	Treasurer (Principal Financial and Accounting Officer)	December 22, 2009

/s/ Martin Cohen (Martin Cohen)	Co-Chairman and Director	December 22, 2009

/s/ Robert Steers (Robert Steers)	Co-Chairman and Director	December 22, 2009

/s/ * (Bonnie Cohen)	Director	December 22, 2009

/s/ * (George Grossman)	Director	December 22, 2009

/s/ * (Richard E. Kroon)	Director	December 22, 2009

/s/ * (Richard J. Norman)	Director	December 22, 2009

/s/ * (Frank K. Ross)	Director	December 22, 2009

/s/ * (Willard H. Smith Jr.)	Director	December 22, 2009

/s/ * (C. Edward Ward, Jr.)	Director	December 22, 2009

*By: /s/ Tina M. Payne, Esq.
Tina M. Payne, Attorney-in-Fact

Exhibit Index

(12)(a)	Opinion and Consent of Stroock & Stroock & Lavan LLP regarding tax matters—Merger with Cohen & Steers Advantage Income Realty Fund, Inc.
(12)(b)	Opinion and Consent of Stroock & Stroock & Lavan LLP regarding tax matters—Merger with Cohen & Steers Premium Income Realty Fund, Inc.